United States securities and exchange commission logo





                              August 12, 2022

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th Street, 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 26, 2022
                                                            File No. 333-264525

       Dear Mr. Silbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed July 26,
2022

       "Credit Suisse may have a potential conflict of interest regarding the Business Combination.", page 135

   1. We note your response to comment 22, as well as your amended disclosure on page 135 that "Ligand management
negotiated the fee credit with Credit Suisse because it believed that the aggregate fee
amount of $4.425 million was appropriate compensation for the transaction as a
whole." Please explicitly clarify that Credit Suisse has performed all its obligations to obtain
the deferred underwriting fee and therefore is gratuitously waiving the right to be
compensated in-part due to the fee credit. Alternatively, tell us what services are still
being performed in connection with Credit Suisse's role as underwriter in the APAC IPO.
 Ben Silbert
Avista Public Acquisition Corp. II
August 12, 2022
Page 2
2. Please provide a reasonable basis for your statement that "[s]uch fee credits are not unusual in business combinations involving special purpose acquisition companies where an investment bank will earn both deferred underwriting compensation and financial advisory fees upon consummation of the proposed transaction." In this regard, it seems that the circumstances here are distinct from a transaction in which the underwriter continues to provide advisory services to the SPAC following the IPO, as here Credit
         Suisse is advising the target company and not the SPAC. Alternatively, please remove this statement.
Background of the Business Combination, page 206

3. We note that in response to comments 9 and 10 you have provided a general list of topics discussed, however it is unclear what was discussed about those topics. Please further revise your disclosure to indicate what particular issue was discussed about the topics as they related to OmniAb specifically. Further, please explain the particular concern with
         OmniAb as to commercialization and pricing risks, dependence on future royalty revenue, as well as the inputs and assumptions used in the projections. Please also explain how the
         APAC Board resolved the concern and why the APAC Board determined to proceed with the transaction regardless of the risk.
Projected Financial Information, page 214

4.       We note your response to comment 13, as well as your amended disclosure that
         "[r]evenue estimates include up-front payments for access to OmniAb
s technology,
         milestone payments and royalties" and that such "revenues are based on numerous assumptions that are outlined below." Please discuss the "up-front payments" in your assumptions, as we note your discussion there only addresses the milestone payments and royalties. In revising your disclosure, discuss how the up-front payments were considered in your assumptions, and ensure you provide a level of detail sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.
5. We note your disclosure that "the number of active programs was assumed to grow at an
       8% annual rate in all years projected, starting from 68 new active programs that were added in 2021." Your disclosure in figure 6 on page 311 appears to indicate that less 50
FirstName LastNameBen Silbert
       active programs were added in 2021, and it appears that your historical active program
Comapany    NameAvista
       growth            Public
               rate was also  lessAcquisition
                                   in 2019 andCorp.
                                               2020.II Please provide a more
robust discussion of
Augusthow   you arrived
        12, 2022 Page 2 at the assumed 8% annual growth rate and the related limitations.
FirstName LastName
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
August  12, NameAvista
            2022        Public Acquisition Corp. II
August
Page 3 12, 2022 Page 3
FirstName LastName
6. We note your disclosure that "[e]ach program was assumed to be launched globally and not limited to a specific geography." Please revise to disclose why you did not consider geography. In this regard, we note your response to comment 31 regarding your two approved products, zimberelimab and sugemalimab, in which you state that "OmniAb believes its revenue will be materially driven by milestones, in the shorter term, and by
         royalties, in the longer term, from its partners    programs in the
United States and Europe."
7. We note your disclosure that your model assumed global peak sales of $1.75 billion per program "in lieu of assuming a specified market share." Please provide a more detailed discussion of such assumption to provide shareholders with a better understanding of its limitations and how the $1.75 billion per program value (which appears to be a 2021 data point) compares to OmniAb's programs.
Involvement of Book-Running Manager of APAC's Initial Public Offering in the Business
Combination, page 228

8. We note your disclosure that discusses "If the Underwriting Fee were not fully creditable against the Advisory Fee . . . ." Your disclosure indicates that a part of the Underwriting
         Fee ($3.0 million) is creditable against the Advisory Fee of $3.4 million, not that the
         Underwriting Fee is fully creditable against the Advisory Fee. Please revise accordingly.
9. Please revise to clarify that Ligand will only be paying Credit Suisse $0.4 million and that the $4.025 million remaining amount owed is the deferred underwriting commission from the APAC IPO and will be paid by APAC. Please also disclose the date upon which
         Ligand and Credit Suisse entered into the financial and capital markets advisory agreement, and the date that Credit Suisse agreed to credit Ligand with $3 million from payment of the deferred underwriting commission, if different from the date entered into the advisory agreement. Please also explain why Credit Suisse agreed to credit Ligand given that the underwriting fee was paid by APAC.
10. We note your response to comment 21 that "Credit Suisse is not entitled to and will not receive any of the remaining 50% of the $8,050,000 of the deferred underwriting commissions, and that APAC management, in its sole and absolute discretion, has determined that no third parties will receive any payments of the remaining 50% of the deferred underwriting commissions." Please revise to include similar disclosure in the proxy statement/prospectus and also explain how this is consistent with the underwriting agreement executed at the time of APAC's IPO. In this regard, it appears that Section 3(c)
         of the underwriting agreement requires the deferred fee to be paid to the underwriters or alternatively, in management's sole discretion, to be paid to third parties. The agreement does not appear to delegate management discretionary authority to not pay the remaining
         50% to any party though, and so the arrangement for the company to retain and not pay the remaining $4.025 million appears to be more similar to a fee forfeiture or waiver.
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
August  12, NameAvista
            2022        Public Acquisition Corp. II
August
Page 4 12, 2022 Page 4
FirstName LastName
Material U.S. Federal Income Tax Consequences to APAC Shareholders, page 258

11. We note your revised disclosure that it is the opinion of counsel that the Domestication will qualify as an F reorganization. Given this firm opinion, please revise the language in the four bullet points starting on page 259 indicating that certain tax consequences
         "should" occur, and instead indicate that they "will" occur. To the extent that you believe it is appropriate to use the word "should" with respect to such tax consequences, please explain your reasoning and revise your disclosure to describe the uncertainty.
Material U.S. Federal Income Tax Consequences to Ligand stockholders of the Distribution and of the Merger, page 272

12. We note your response to comment 24 that "the conclusions that the Distribution and the
         Merger qualify as reorganizations under the Code are highly fact-dependent" and
         "that opinions regarding such qualification cannot be given until Closing." As the tax treatment of the transaction is material to investors, please provide "should" or "more likely than not" opinions to make clear that the opinions are subject to a degree of uncertainty, and explain why counsel cannot give firm opinions, including a discussion of the facts not known until closing. Please make similar revisions elsewhere throughout the proxy statement/prospectus where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate.
13. Please remove your disclosure on page 272 stating that "[i]f any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, the opinion may not be relied upon." In the alternative, please tell us why you believe this disclaimer is appropriate.
Information About the OmniAb Business, page 298

14. We note your response to comment 28, as well as your amended disclosure that removes the "references to a pipeline as well as to pictorial representations of development phase columns customarily associated with pipeline charts in the pharmaceutical industry." We reissue our comment in-part. Please revise to remove the column highlighting the stage of development of your partners' programs, the column showing the name of the program, and the column indicating the target. We reiterate that you may consider including textual disclosure to describe these collaborations and relationships, but tabular disclosure of the stage of development or information on the program name and target is not appropriate. In particular, we note that the program name and target do not appear to provide any additional information to investors. Please also clarify what you mean by "Approved
         Programs" or remove this term from the disclosure.
15. We note your response to comment 29, as well as your amended disclosure that you "had
         59 active partners with over 260 active programs using the OmniAb technology, including
         25 OmniAb-derived antibodies in clinical development and two approved products . . . "
         (emphasis added). Please revise to clarify that your 25 OmniAb-derived antibodies are in
 Ben Silbert
Avista Public Acquisition Corp. II
August 12, 2022
Page 5
         clinical development by your partners and that the two approved products are products of your partners (emphasis added).
16. We note your response to comment 14, as well as your amended disclosure on page 322 that the BLA and MAA applications were supported by data from the "MajesTEC-1 clinical trial, an open-label Phase 2 trial evaluating the safety and efficacy of teclistamab." Please revise to also indicate the current stage of clinical trials for teclistamab, and clarify whether trials will continue even if the Biologics License
         Application is approved.
Exhibit Index, page II-4

17. We note that, according your exhibit 107 filing fee table, you are registering New
         OmniAb Restricted Stock Units, New OmniAb Performance Stock Units and Warrants to
         acquire New OmniAb Common Stock. Please tell us why you are registering such restricted stock units and performance stock units, as your disclosure appears to indicate that such equity awards will be issued privately and that only shares of common stock and warrants of the combined company will be listed on Nasdaq following the closing. Please also tell us why you are registering additional warrants, as your disclosure indicates that all public warrants of APAC to be converted at closing are currently issued and outstanding.
General

18. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business
FirstName LastNameBen Silbert
       combination and require you to liquidate. Disclose the consequences of liquidation to
Comapany    NameAvista
       investors, such asPublic   Acquisition
                           the losses          Corp. II opportunity in a target
company, any price
                                      of the investment
Augustappreciation
        12, 2022 Pagein the
                        5 combined company, and the warrants, which would
expire worthless.
FirstName LastName
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
August  12, NameAvista
            2022        Public Acquisition Corp. II
August
Page 6 12, 2022 Page 6
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jackie Cohen